July 17, 2018

Barbara C. Jacobs, Assistant Director

Office of Information Technologies and Services

U.S. Securities and Exchange Commission

Washington, DC 20549

Re:       TipMeFast, Inc.

Amendment No. 3 to Registration Statement on Form S-1

File No. 333-222880

Dear Ms. Jacobs:

Management’s Discussion and Analysis of Financial Condition and Results of Operations

1.	Revise to address the March 31, 2018 interim results and changes in financial condition since December 31, 2017 as required by Item 303 (b) of Regulations S-K.

March info added.

Plan of Operation

Liquidity and Capital Resources, page 14

2.	We are reissuing prior comment 3. Non-current assets total $13,025 as of December 31, 2017. In lieu of disclosing this, revise the first sentence to say that as of this date you had $15,275 in total assets.

Revised to disclose total assets.

Index to Financial Statements, page 23

3.	Revise to note in your index of financial statements the March 31, 2018 interim period financial statements.

Revised to include.

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Statement of Operations, page F-3

4.	We note your response to prior comment 4. Please change the title to read “Statement of Operations.” Also, the audit report on page F-1 still refers to a plurality of balance sheets and should be revised.

Revised to remove the s in both place.

Notes to the Audited Financial Statements

Note 3 – Summary of Significant Accounting Policies, page F-6

5.	We are reissuing prior comment 5. Please exclude from the “Cash ad Cash Equivalents” disclosures any discussion of the $13,025 IOLTA account, since it is non-current restricted cash.

Removed.

Sincerely,

/s/ Raid Chalil

Raid Chalil, Chief Executive Officer

TipMeFast, Inc.

cc: Frank Knapp, Staff Accountant

Craig Wilson, Senior Assistant Chief Accountant

Michael Foland, Attorney-Advisor

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